EX-99.77C VOTES

SHAREHOLDER MEETING

On April 26, 2010, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to re-elect two Trustees of the Fund. Both Trustees were successfully re-elected. Results of the proposal were as follows:

Proposal 1: Re-election of Trustees

Nominee & Share

Classes Voting

For

 Abstain

Withheld

Jeremy O. May

Common & Preferred

18,817,358

910,327

0

Jeremy W. Deems

Preferred Only

8,493

248

0

Other Trustees of the Fund as of April 26, 2010, aside from those shown above, include Everett L. Morris, who is considered an interested Trustee due to his affiliation with ALPS Fund Services, Inc., the Fund’s investment advisor, and Mary K. Anstine, Mike F. Holland and Larry W. Papasan, all considered independent trustees (as such term is defined by the NYSE Amex Equities listing standards).